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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-2

       Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

                  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

                                            Date examination completed: 11/06/97

1. Investment Company Act File Number: 811-5103

2. State Identification Number:

3. Exact name of investment company as specified in registration statement:
   The Franklin Holding Corporation (Delaware)

4. Address of principal executive office (number, street, city, state, zip code): 450 Park Avenue 10th Floor New York, NY 10022

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To the Board of Directors and Stockholders of
The Franklin Holding Corporation (Delaware):

We have examined the investment accounts shown by the books and records of The Franklin Holding Corporation (Delaware) for the period from the date of our last similar examination on July 30, 1997, to November 6, 1997. Our examination was made without prior notice to the Company. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on November 6, 1997, shown by the books and records audited by us, which we counted and inspected, were located in the vault of The Bank of New York, 575 Madison Avenue, New York, New York 10022, except for securities purchased but not received, pledged, or out for transfer on that date, as to which we obtained confirmation from the brokers, pledgees, and transfer agents, respectively.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of The Franklin Holding Corporation (Delaware), taken as a whole.

Arthur Andersen LLP

New York, New York
November 17, 1997